HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 26, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Mellissa Campbell Duru

Re:	Horizon Lines, Inc.

Amendments No. 2 and 3 to Registration Statement on Form S-4

Filed September 19 and 22, 2011

File No. 333-176520

Schedule TO-I/A

Filed September 21, 2011

File No. 005-81081

Dear Ms. Duru:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2011 to Mr. Stephen Fraser, President and Chief Executive Officer of Horizon Lines, Inc. (the “Company”), with respect to Amendments No. 2 and No. 3 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO–I/A (“Schedule TO”).

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Registration Statement. Amendment No. 4 has been revised to reflect our responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 4, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 4, two of which have been marked to show changes from Amendment No. 2 to the Registration Statement. Please note that Amendment No. 3 to the Registration Statement was an exhibit-only filing.

Securities and Exchange Commission

Division of Corporation Finance

Schedule TO-I/A

General

1.	We note your response to prior comment 1 of our letter dated September 20, 2011. Further clarify supplementally why you believe the tender offer documentation was delivered to noteholders, including noteholders that were not represented by the informal noteholder committee. Clarify, for example, whether all notes are held in book entry form and whether DTC has confirmed that it sent the information to all the participants on its list. Refer also to Rule 13e-4(e)(2) and the instructions thereto.

Response: We respectfully advise the Staff the that the trustee under the indenture governing the 2012 Convertible Notes has confirmed that all of the outstanding 2012 Convertible Notes are held in book-entry form. In addition, we have been advised that DTC does not actually deliver the tender offer documents to its DTC participants. DTC transmits an electronic message through its messaging system announcing the tender offer and a brief description of the terms of the tender offer to the DTC participants, as well as a message noting any amendments to the tender offer. The electronic message from DTC states that any DTC participant looking for the actual tender offer documents and any amendments must contact the Information and Exchange Agent in connection with this exchange offer. As noted in our previous response, we have been advised by the Information and Exchange Agent in connection with this exchange offer that the Information and Exchange Agent has transmitted the tender offer documents directly to each DTC participant in DTC’s system, including the DTC participants that were listed on DTC’s Security Position Report with respect to the 2012 Convertible Notes. Once the tender offer documents are received by the DTC participant from the Information and Exchange Agent, pursuant to each DTC participant’s own internal procedures, the operations department at each DTC participant reviews the tender offer documents, including the accompanying letter of transmittal, letter to brokers and letter to clients, and then follows its internal procedures and processes for distributing the tender offer documents to the respective beneficial holders listed on its internal reports or records. The dissemination of Amendment No. 2 followed, and in the case of Amendment No. 4 will follow, this same dissemination process. Accordingly, we submit that the dissemination process described above complies with Rule 13e-4(e)(2).

Amendment No. 2 to Form S-4

What will I receive in the Exchange Offer, page (viii)

2.	Please further supplement your disclosure to clarify all the circumstances in which redemption notes could be issued for excess shares in lieu of warrants.

Response: Based upon the Staff’s comment, we have revised the disclosure on page ix.

Risk Factors, page 19

3.	We note that the company has requested an expedited review of the terms of the warrants by the U.S. Coast Guard and Maritime Administration for purposes of

Securities and Exchange Commission

Division of Corporation Finance

ensuring compliance with the Jones Act. Supplement your risk factor disclosure to disclose that there are no assurances that the U.S. Coast Guard or Maritime Administration will agree that the warrants are not “equity securities”. Highlight the consequences of a determination that the warrants constitute equity securities and disclose the possible actions the company would take to address any comments or concerns expressed by the U.S. Coast Guard or Maritime Administration regarding the warrants.

Response: Based upon the Staff’s comment, we have revised the disclosure on page 19.

Amendment No. 3 to Form S-4

Exhibit 5.1, Opinion of Counsel

4.	We note that one of the guarantors is incorporated in Hawaii. We also note that the opinion is limited to New York and Delaware law. Please revise to have counsel opine on Hawaii law.

Response: We respectfully advise the Staff that we have filed a form of opinion of Hawaii counsel with Amendment No. 4 to the Registration Statement. We respectfully advise the Staff that we intend to file a signed opinion of Hawaii counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

5.	Please revise to have counsel remove assumptions (iv), (vii), (viii), (ix) and (xi), as they are inappropriate.

Response: We respectfully advise the Staff that we have filed a form of opinion of counsel with Amendment No. 4 to the Registration Statement. We respectfully advise the Staff that we intend to file a signed opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

6.	Please remove the assumptions regarding due authorization in opinions 2 and 3.

Response: We respectfully advise the Staff that we have filed a form of opinion of counsel with Amendment No. 4 to the Registration Statement. We respectfully advise the Staff that we intend to file a signed opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

7.	Please remove the assumptions in subsections (a) and (c) of opinion 4 and subsections (a) and (b) of opinion 5.

Response: We respectfully advise the Staff that we have filed a form of opinion of counsel with Amendment No. 4 to the Registration Statement. We respectfully advise the Staff that we intend to file a signed opinion of counsel in a subsequent exhibit-only amendment to the Registration Statement prior to effectiveness of the Registration Statement.

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Securities and Exchange Commission

Division of Corporation Finance

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II
Michael F. Zendan, II Senior Vice President, General Counsel and Secretary Horizon Lines, Inc.

cc:	Christian O. Nagler

Kirkland & Ellis LLP

Jason K. Zachary

Kirkland & Ellis LLP

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